Exhibit 12.1

FIRST INDUSTRIAL REALTY TRUST, INC.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	12/31/2005		12/31/2004		12/31/2003		12/31/2002		12/31/2001
	(Dollars in thousands)

Income from Operations Before Minority Interest from Continuing Operations and Income Taxes from Continuing Operations	(31,726)		19,429		(2,247)		14,715		72,510
Plus:
Interest expense	108,339		98,636		94,895		90,017		82,580
Amortization of DFC and IRPA	2,125		1,931		1,764		1,925		1,809

Net Earnings	78,738		119,996		94,412		106,657		156,899

Interest Expense	108,339		98,636		94,895		90,017		82,580
Capitalized Interest	3,271		1,304		761		7,792		9,950
Preferred Stock Dividends	10,688		14,488		20,176		23,432		30,001
Redemption of Preferred Stock	—		7,959		—		3,707		4,577
Amortization of deferred financing costs and IRPA	2,125		1,931		1,764		1,925		1,809

Fixed Charges and Preferred Stock Dividends	124,423		124,318		117,596		126,873		128,917

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends		(c)		(c)		(c)		(c)	1.2

(a)	Included in Fixed Charges and Preferred Stock Dividends is the write-off of initial offering costs associated with the redemption of Preferred Stock in the amount of $7,959, $3,707 and $4,577 for the year ended December 31, 2004, the year ended December 31, 2002 and the year ended December 31, 2001, respectively.

(b)	For purposes of computing the ratios of earnings to combined fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before minority interest allocable to continuing operations and income taxes allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.

(c)	Due to the First Industrial Realty Trust, Inc.’s (the “Company”) loss from continuing operations for the years ended December 31, 2005 and 2003, as well as preferred stock dividends and the redemption of preferred stock for the years ended December 31, 2004 and 2002, the ratio coverage is less than 1:1. The Company must generate additional earnings of $45,685, $4,322, $23,184 and $20,216 for the years ended December 31, 2005, 2004, 2003 and 2002, respectively to achieve a coverage ratio of 1:1.

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